UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

JESUP & LAMONT, INC.

(Name of Issuer)

Common Stock $.01 Par Value

(Title of Class of Securities)

291658 10 2

(CUSIP Number)

Joab Capital LLC
C/O James B. Fellus
3 Filomena Court
Dix Hills, NY 11746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291658 10 2	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JOAB CAPITAL LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,869,969*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,869,969*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,869,969*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.32%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 291658 10 2	13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JAMES B. FELLUS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	7	SOLE VOTING POWER 1,500
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,869,969
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,500
WITH	10	SHARED DISPOSITIVE POWER 3,869,969
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,871,469
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.27%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 291658 10 2	13D	Page 4 of 7 Pages

*  This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k) on behalf of Joab Capital LLC and James Fellus (each, a “Reporting Person”). See Item 2. Mr. James Fellus is Managing Director of Joab Capital LLC and may be deemed to indirectly beneficially own the shares of common stock, par value $0.01 per share (the “Common Stock”) of Jesup & Lamont, Inc. directly beneficially owned by Joab Capital LLC. Mr. Fellus specifically disclaims beneficial ownership in the Common Stock directly owned by Joab Capital LLC, except to the extent of his pecuniary interest therein, if any.

Item 1.

Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.01 per share(the "Common Stock"), of Jesup & Lamont, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 2170 West State Road 434, Suite 100, Longwood, Florida 32779.

Item 2.

Identity and Background.

Joab Capital LLC (“Joab”) is a private investment company organized as a New York limited liability Company, with its principal offices c/o James Fellus, 3 Filomena Court, Dix Hills, NY 11746. Joab’s Managing Director is Mr. James Fellus.

Mr. Fellus’s residence is 3 Filomena Court, Dix Hills, NY. His present principal occupation is Chief Executive Officer of Jesup & Lamont Securities Corporation, a wholly owned subsidiary of the Company, whose principal business is a broker dealer, and whose address is 650 Fifth Avenue, New York, NY 10019. Mr. Fellus was elected as the Chief Executive Officer of Jesup & Lamont Securities Corporation, one of two broker-dealer subsidiaries of the Company, effective May 1, 2008. Mr. Fellus is a citizen of the United States of America.

Neither Joab nor Mr. Fellus has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration.

The funds used by Joab to acquire its securities to which this Schedule 13D relates were from funds under its management. The funds used by Mr. Fellus to acquire the 1,500 shares he owns as an individual were his own personal funds.

Item 4.

Purpose of the Transaction.

The purpose of the acquisition of securities of the Company was to invest in the Company. The securities were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons may in the future acquire additional Common Stock via open-market or private transactions, for investment purposes. There is no timetable or pre-arranged plan related to the purchase of additional Common Stock.

CUSIP No. 291658 10 2	13D	Page 5 of 7 Pages

Neither Joab nor Mr. Fellus has any plans or proposals which relate to or would result in the following: (a) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; or (i) any action similar to any of those enumerated above, except that at the time of execution of the Subscription Agreement (as defined in Item 5(c)) it was contemplated that Mr. Fellus would become a senior executive officer of Jesup & Lamont Securities Corporation, one of two broker-dealer subsidiaries of the Company. Such appointment as a senior executive officer of Jesup & Lamont Securities Corporation was not a condition of the investment in the Company’s Common Stock.

Item 5.

Interest in Securities of the Issuer.

(a) – (b)

Joab is the beneficial owner of 3,869,969 shares of Common Stock, representing 20.3% of the outstanding shares of Common Stock of the Company as of March 26, 2008, as reported in its annual report on Form 10-KSB/A filed on April 29, 2008.

James Fellus may be deemed to be the indirect beneficial owner of 3,869,969 shares of Common Stock, representing 20.3% of the outstanding shares of Common Stock of the Company as of March 26, 2008, as reported in its annual report on Form 10-KSB/A filed on April 29, 2008.

James Fellus is also the beneficial owner of the 1,500 shares of Common Stock that he now owns personally. These 1,500 shares, together with the shares of which he may be deemed the indirect beneficial owner, constitute 20.27% of the outstanding shares of Common Stock of the Company on June 5, 2008.

These percentages are based upon the 11,296,286 shares of Common Stock outstanding on April 9, 2008, as reported in the Company’s annual report on Form 10-KSB/A filed on April 29, 2008, and assuming the issuance of an additional 7,739,938 shares of Common Stock pursuant to subscription agreements dated April 9, 2008, with each Reporting Person’s percentage calculated pursuant to Rule 13d-3.

After giving effect to the voting rights of 1,622,718 shares of Common Stock subscribed in August, 2007, but not yet issued as of April 9, 2008, as well as 353,100 shares of common stock underlying 7,062 currently outstanding shares of Series C Convertible Preferred Stock, 819,987 shares of common stock underlying 819,987 currently outstanding shares of Series F Convertible Preferred Stock on the date hereof, and 2,481,360 shares of common stock underlying 1,688 currently outstanding shares of Series G Convertible Preferred Stock that were subscribed, but not yet issued as of April 9, 2008, each Reporting Person’s percentage of the Company’s voting securities is as follows:

Joab’s beneficial ownership of 3,869,969 shares of Common Stock represents 15.92% of the voting shares of Common Stock of the Company.

CUSIP No. 291658 10 2	13D	Page 6 of 7 Pages

The 3,869,969 shares of Common Stock deemed to be beneficially owned by James Fellus represents 15.92% of the voting shares of Common Stock of the Company.

The aggregate of 3,871,469 shares beneficially owned by James Fellus represent 15.88% of the voting shares at June 5, 2008.

None of Joab or James Fellus has the sole power to vote or direct the vote of any shares of Common Stock.

Joab has the shared power to vote or direct the vote of 3,869,989 shares of Common Stock.  James Fellus has the shared power to vote or direct the vote of 3,869,989 shares of Common Stock.

Neither Joab nor James Fellus has the sole power to dispose or direct the disposition of any shares of Common Stock.

Joab has the shared power to dispose or direct the disposition of 3,869,989 shares of Common Stock.  James Fellus has the shared power to dispose or direct the disposition of 3,869,989 shares of Common Stock.

(c) Joab purchased 3,869,969 shares of the Company’s common stock pursuant to the terms of a Subscription Agreement dated April 9, 2008, by and between Joab and the Company, (the "Subscription Agreement"), at a price of $0.646 per share, in a private transaction with the Company. A copy of the Subscription Agreement and Amendment No. 1 thereto were filed as Exhibits to the Company’s report on Form 8-K filed on April 15, 2008. None of the Reporting Persons has engaged in any other transactions in the Company’s Common Stock in the sixty days preceding the date hereof, except that on June 2, 2008, James Fellus purchased 1,000 shares of the Company’s common stock for $1.25 per share and also purchased 500 shares for $1.24 per share in the open market.

(d) Not applicable.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company has granted demand registration rights to Joab with respect to the 3,869,969 shares of Common Stock to be received by Joab pursuant to the Subscription Agreement, as described therein.

Joab has agreed with the Company, pursuant to Amendment No. 1 to the Subscription Agreement, that if it intends to acquire more than 25% of the Company’s equity capital, it will provide at least 45 days’ advance notice to the Company of its intent to enter into any transaction to acquire more than 25% of that equity capital.

Item 7.	Material to be filed as Exhibits.

Exhibit A.        Joint Filing Agreement (filed herewith)

Exhibit B.        Subscription Agreement dated April 9, 2008, by and between Joab Capital and the Company (filed as an Exhibit to the Company’s Report on Form 8-K filed on April 15, 2008 and incorporated by reference herein).

Exhibit C.        Amendment No. 1, dated April 14, 2008, to the Subscription Agreement (filed as an Exhibit to the Company’s Report on Form 8-K filed on April 15, 2008 and incorporated by reference herein).

CUSIP No. 291658 10 2	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2008

Joab Capital LLC

By:	/s/ James B. Fellus Managing Director

/s/ James B. Fellus
James B. Fellus

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Jesup & Lamont, Inc. dated June 9, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 9, 2008

Joab Capital LLC

By:	/s/ James B. Fellus Managing Director

/s/ James B. Fellus

James B. Fellus